FREEGOLD VENTURES LIMITED

For Immediate Release

                                                           www.freegoldventures.com

Freegold Financing Update

February 9, 2009 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) announces that as a result of ongoing delays in the closing of the debt financing outlined in its January 14, 2009 news release, the Company is not in a position to repay its bridge loans in the aggregate amount of US $4.1 million due on February 10, 2009.   Freegold’s original maturity date with its two bridge lenders had previously been extended from January 15, 2009 to February 10, 2009 following the receipt of terms from a private European lender for a secured line of credit for up to US $10 million.  Funding under this line of credit required the prior sale of certain assets by the lender, and these sales were unable to be completed in the time frame that was originally forecast.

The Company is continuing to pursue this line of credit financing, continues to hold discussions with other potential sources of financing, and is currently in discussions with its bridge lenders to further extend the maturity date of the loans.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company.  The Company is currently exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in southern Idaho, a 93% interest in the Golden Summit gold project outside Fairbanks, Alaska, and near the Fort Knox gold mine, a 100% interest in the Rob gold project near the Pogo gold mine in the Goodpaster Mining District of Alaska, and has an exploration agreement with option to lease the Vinasale gold project in central Alaska.

For further information:

Mark Feeney – Investor Relations

1.604.786.2587

mfeeney@freegoldventures.com

DISCLAIMER - This press release contains "forward-looking information” within the meaning of Canadian securities laws including, without limitation, statements and information regarding the Company’s exploration operations and financing needs.  Such forward-looking information reflects the current expectations or beliefs of the Company. Forward-looking information is subject to a number of risks, assumptions and uncertainties that may cause the actual results of the Company to differ materially from those discussed herein, including the possibility that future exploration results will not be consistent with the Company's expectations, the uncertainties involved in interpreting exploration results, other inherent risks in the mineral exploration and development industry and the possibility that the proposed loan facilities described herein will not be completed or completed on terms not currently contemplated by the Company.  Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by the Company.  A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information.  Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, the Company can give no assurance that such expectations will prove to be correct.  Forward-looking statements and information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information.  The forward-looking statements and information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified herein, the Company has made assumptions regarding, among other things, the ability to conduct exploration activities in a timely manner and in accordance with the Company's drilling program, the availability and costs of financing, the degree of risk that credit approvals may be delayed or withheld, and other risks and uncertainties described elsewhere in this document or in the Company’s other filings with Canadian securities authorities.  Such forward-looking information speaks only as of the date on which it is made and, unless required by applicable securities laws, the Company undertakes no obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. CUSIP: 45953B107

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